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                             November 18, 2022

       Zvi Schreiber
       Chief Executive Officer
       Freightos Ltd
       HaPo   el 1
       Derech Agudat Sport HaPo   el
       Jerusalem, Israel 9695102

                                                        Re: Freightos Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted November
3, 2022
                                                            CIK No. 0001927719

       Dear Zvi Schreiber:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Questions and Answers About the Business Combination and the Extraordinary General Meeting
       Q: How do I exercise my redemption rights?, page 8

   1. We note your response to our prior comment 1 and re-issue it in part. Please quantify the value of the warrants,
based on recent trading prices, that may be retained by redeeming stockholders assuming
maximum redemptions and identify any material results risks.

       Background of the Business Combination, page 95

   2. We note your revised disclosure in response to our prior comment 6. You disclose that
 Zvi Schreiber
FirstName  LastNameZvi Schreiber
Freightos Ltd
Comapany 18,
November   NameFreightos
               2022        Ltd
November
Page 2     18, 2022 Page 2
FirstName LastName
         the value range of $300 million and $600 million was based in part on an estimated 2022
         GBV that the Gesher Board believed was "a discount to an identified peer group of digital platforms" and "a discounted cash flow ("DCF") calculation using a range of estimates and discount rates." Please revise your disclosure to include the criteria used to select the identified peer group of digital platforms and additional details to describe the DCF analysis, who calculated the discounted cash flow and how it was calculated. If the disclosure has been provided in another section, please clarify.
3. We note the disclosure that Gesher agreed to the revised pro forma valuation range of
         $450 million to $600 million, reflecting an upwardly revised estimate
of the Company   s
         estimated 2022 GBV to between $500 and 700 million, based on a number of factors, including a revised DCF calculation. Please revise to describe the changes in the revised
         DCF calculation.
Unaudited Historical Comparative and Pro Forma Combined Comparative Per Share Data of
Gesher and Freightos, page 218

4. You disclose that Gesher's historical book value per share at December 31, 2021 and June
         30, 2022 is calculated by dividing total shareholders    equity,
including Gesher Ordinary
         Shares subject to possible redemption, by the number of Gesher Ordinary Shares outstanding at the end of the period. However, Gesher's historical book value per share information appears to be calculated as the historical book value of shareholders'
         equity divided by the number of Ordinary Shares considered outstanding at December 31,
         2021 and June 30, 2022. Please revise footnote (1) as appropriate.
5. You state that the historical book value per share of Freightos at December 31, 2021 and
         June 30, 2022 is calculated by dividing total shareholders    equity
attributable to the
         holders of Freightos' Ordinary Shares, by the number of Freightos Ordinary Shares outstanding at the end of the period. Please tell us how these amounts were derived and provide your calculations in your response.
6. You state that the pro forma combined book value per share of Ordinary Shares at
         December 31, 2021 and June 30, 2022, assuming no redemption, and assuming full redemption, is computed by dividing total pro forma shareholders equity by the pro forma number of total shares outstanding at the end of the period. However, we are unable to determine how the amounts presented were derived. Please disclose how the pro forma combined book values per share, assuming no redemption, and assuming full redemption, were derived at December 31, 2021 and June 30, 2022. Provide us with your calculations in your response.
Certain Material U.S. Federal Income Tax Considerations, page 236

7. We note you revised the risk factor on page 75 in response to our prior comment 16.
         Please revise this section to describe the significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code.
 Zvi Schreiber
Freightos Ltd
November 18, 2022
Page 3
8. We note your response to our prior comments 17 and 18 and are unable to concur. Your disclosure indicates that the parties intend for the merger to be treated for U.S. federal
      income tax purposes as a    reorganization    within the meaning of
Section368(a) of the
      Internal Revenue Code and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Although the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, it appears that the tax consequences to the transaction are material to shareholders. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19 which discusses the issuance of an opinion if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction. Please file a tax opinion as an exhibit to the registration statement and revise the disclosure accordingly. In addition, please remove statements that do not attribute the intended tax consequence to counsel or the parties to the Business Combination such as "there may be a position."
       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at 202- 551-
3844 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameZvi Schreiber
                                                             Division of
Corporation Finance
Comapany NameFreightos Ltd
                                                             Office of Energy &
Transportation
November 18, 2022 Page 3
cc:       Stephen Alicanti
FirstName LastName